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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                      ------------------------------------

                                    FORM 11-K
            ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
                              EXCHANGE ACT OF 1934
                    For the fiscal year ended March 31, 2000
                          Commission File Number 1-6903

                      ------------------------------------



          PROFIT SHARING PLAN FOR EMPLOYEES OF TRINITY INDUSTRIES, INC.
                             AND CERTAIN AFFILIATES
                            (Full Title of the Plan)




                            TRINITY INDUSTRIES, INC.
          (Name of issuer of the securities held pursuant to the plan)


               Delaware                                            75-0225040
        (State of Incorporation)                       (I.R.S. Employer Identification No.)


  2525 Stemmons Freeway Dallas, Texas                               75207-2401
(Address of principal executive offices)                            (Zip Code)


Issuer's telephone number, including area code (214) 631-4420

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

                      Profit Sharing Plan for Employees of
                 Trinity Industries, Inc. and Certain Affiliates

                            Financial Statements and
                              Supplemental Schedule


                          As of March 31, 2000 and 1999
                      and for the year ended March 31, 2000


                                    CONTENTS
Report of Independent Auditors.............................................  1

Audited Financial Statements

Statements of Net Assets Available for Benefits............................  2
Statement of Changes in Net Assets Available for Benefits..................  3
Notes to Financial Statements..............................................  4

Supplemental Schedule and Exhibit

Schedule H; Line 4i - Schedule of Assets Held for Investment Purposes
    at End of Year......................................................... 12

Exhibit - Consent of Independent Auditors.................................. 13

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this Annual Report to be signed by the undersigned thereunto duly authorized.

Profit Sharing Plan for Employees of Trinity Industries, Inc. and Certain Affiliates


/s/  Jim S. Ivy
-----------------------------
     Jim S. Ivy
     Vice President and Chief
     Financial Officer

September 25, 2000

/s/  Christine Stucker
-----------------------------
     Christine Stucker
     Controller

September 25, 2000

                         Report of Independent Auditors

Board of Directors
Trinity Industries, Inc.

We have audited the accompanying statements of net assets available for benefits of the Profit Sharing Plan for Employees of Trinity Industries, Inc. and Certain Affiliates as of March 31, 2000 and 1999, and the related statement of changes in net assets available for benefits for the year ended March 31, 2000. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at March 31, 2000 and 1999, and the changes in its net assets available for benefits for the year ended March 31, 2000, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets held for investment purposes at end of year as of March 31, 2000, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

                                    /s/  Ernst & Young LLP

Dallas, Texas
July 20, 2000

                      Profit Sharing Plan for Employees of
                 Trinity Industries, Inc. and Certain Affiliates

                 Statements of Net Assets Available for Benefits


                                             MARCH 31,
                                        2000           1999
                                    ------------   ------------
ASSETS
Cash                                $         --   $         24
Investments                          154,346,093    124,823,774

Receivables:
   Participant contributions             416,878        730,404
   Company contributions               5,007,600      5,810,297
   Interest income                            --          9,874
                                    ------------   ------------
                                     159,770,571

LIABILITIES
Due to broker                              3,457             --
                                    ------------   ------------
Net assets available for benefits   $159,767,114   $131,374,373
                                    ============   ============


See accompanying notes.

                      Profit Sharing Plan for Employees of
                 Trinity Industries, Inc. and Certain Affiliates

            Statement of Changes in Net Assets Available for Benefits

                            Year ended March 31, 2000

ADDITIONS
   Investment income:
     Net appreciation in fair value of investments       $ 16,499,089
     Interest and dividends                                 7,927,527
                                                         ------------
                                                           24,426,616

   Contributions:
     Participant                                           16,474,083
     Company                                                5,017,826
                                                         ------------
     Total additions                                       45,918,525

DEDUCTIONS
   Benefits paid to participants                           17,525,784
                                                         ------------

Net increase                                               28,392,741

Net assets available for benefits at beginning of year    131,374,373
                                                         ------------
Net assets available for benefits at end of year         $159,767,114
                                                         ============


See accompanying notes.

                      Profit Sharing Plan for Employees of
                 Trinity Industries, Inc. and Certain Affiliates

                          Notes to Financial Statements

                                 March 31, 2000

1. DESCRIPTION OF THE PLAN

The following brief description of the Profit Sharing Plan for Employees of Trinity Industries, Inc. and Certain Affiliates (the Plan) is provided for general information only. Participants should refer to the Summary Plan Description for a more complete description of the Plan's provisions.

GENERAL

The Plan was adopted by the Board of Directors of Trinity Industries, Inc. (the Board) on December 11, 1986, and became effective January 1, 1987, for eligible employees of Trinity Industries, Inc. and Certain Affiliates (the Company). The Plan was amended and restated effective April 1, 1994 and April 1, 1999. The Plan is a defined contribution plan designed to comply with the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

PARTICIPATION

Effective April 1, 1999, each employee of the Company is eligible to contribute to the Plan on the first day of the month following 60 days of eligible employment, and must meet the following additional requirements:

          1) Must be classified as a full-time, part-time, or temporary employee of the Company; and

          2) Must be in a unit of employees who are designated as eligible to participate in the Plan; and

          3) Must not be included in a unit of employees covered by a collective bargaining agreement, unless benefits under this Plan were included in an agreement as a result of good faith bargaining.

Prior to April 1, 1999, employees were eligible to contribute to the Plan on the first day of the calendar quarter on or immediately following the initial employment date with the Company, subject to the additional requirements above.

                     Profit Sharing Plan for Employees of
                 Trinity Industries, Inc. and Certain Affiliates

                    Notes to Financial Statements (continued)


1. DESCRIPTION OF THE PLAN (CONTINUED)

Eligible employees automatically become participants in the Plan and must indicate on the form or forms provided by the Plan Committee (the Committee) whether or not they want to make contributions to the Plan. If they elect to contribute, they will authorize the Company to make payroll deductions to be contributed to the Plan.

CONTRIBUTIONS

Effective April 1, 1999, each participant electing to contribute to the Plan agrees to contribute not less than 1% nor more than 14% of their eligible compensation, as defined in the Plan document, in 1% increments as designated by the participant. Prior to April 1, 1999, participants were allowed to contribute from 2% to 14% of eligible compensation. A salary reduction and contribution agreement must be entered into by each employee as the employee begins participation in the Plan, and may be amended at any time.

Company matching contributions shall be made if Company earnings are at least sufficient to pay dividends to stockholders ($0.72 per share for the year ended March 31, 2000) but in no event less than $0.33 1/3 per share of common stock. If the Company matching contribution is made, then each participant shall receive an amount equal to a percentage of that portion of such participant's contribution, up to six percent of such participant's total eligible compensation for the year, as defined, under the following schedule:

                                                              PERCENTAGE OF COMPANY
                   YEARS OF SERVICE                               CONTRIBUTION
                   ----------------                           ---------------------
                   Less than 1                                        0%
                   1 but less than 2                                 25%
                   2 but less than 3                                 30%
                   3 but less than 4                                 35%
                   4 but less than 5                                 40%
                   5 years                                           50%

                     Profit Sharing Plan for Employees of
                 Trinity Industries, Inc. and Certain Affiliates

                    Notes to Financial Statements (continued)


1. DESCRIPTION OF THE PLAN (CONTINUED)

Company contributions are net of forfeitures, as defined. Company contributions for a given plan year shall be deposited in the Profit Sharing Trust for Employees of Trinity Industries, Inc. and Certain Affiliates (the Trust Fund) as defined below, no later than the date on which the Company files its federal income tax return for such year.

The Company and Chase Bank of Texas, N.A. (the Trustee), have entered into a Trust Agreement under which the latter acts as Trustee under the Plan.

INVESTMENT OPTIONS

Participants may direct daily the investment of participant and Company contributions among any of the six registered investment companies and Company common stock. Investments in Friede Goldman Halter, Inc. (formerly Halter Marine Group, Inc.) common stock resulted from the divestiture of Halter Marine Group, Inc. by the Company in 1997, when the Plan received .348 shares of Halter Marine Group, Inc. common stock for each share of Company stock held in the Plan, in the form of a tax-free distribution.

BENEFITS

Distribution of a participant's account balance is payable upon retirement at or after age 65, total disability, death, or termination of employment. Distribution is equal to the salary reduction contribution and related earnings, plus the vested portion of the Company contribution and related earnings.

Withdrawals of up to 100% of the participant's contribution can be made only to meet "immediate and heavy financial needs" (medical care, college tuition, the purchase of a principal residence, or to prevent the foreclosure on a principle residence), as long as the funds are not available for such needs from other sources. No withdrawals can be made against the earnings on the participant contributions or against the Company contributions and related earnings. These restrictions no longer apply when the participant reaches age 59 1/2.

                     Profit Sharing Plan for Employees of
                 Trinity Industries, Inc. and Certain Affiliates

                    Notes to Financial Statements (continued)


1. DESCRIPTION OF THE PLAN (CONTINUED)

Upon request, distributions shall be made no earlier than the later of the last day of the calendar quarter in which entitlement occurs, or the date on which the Committee determines the final balances. Distributions from the common stock accounts shall be made in cash unless otherwise designated by the participant.

PARTICIPANT LOANS

Loans for "immediate and heavy financial needs" may be made for a minimum of $1,000 up to a maximum of $50,000, not to exceed 50% of the participant's contribution balance and related earnings plus 50% of the vested portion of the Company contribution balance and related earnings. Loans are subject to rules and regulations established by the Committee, as defined in the Plan.

VESTING

The Company contribution and related earnings (losses) vest to participants, depending upon the number of years of vesting service, as defined, completed by such participant as follows:

                                                          PERCENTAGE
           YEARS OF SERVICE                                 VESTED
           ----------------                               ----------
           Less than 1                                         0%
           1 but less than 2                                  20%
           2 but less than 3                                  40%
           3 but less than 4                                  60%
           4 but less than 5                                  80%
           5 or more                                         100%

Participants are 100% vested in Company contributions and the allocated portion of related earnings (losses) upon their attainment of age 65, and are always 100% vested in participant contributions and the related earnings (losses) on such contributions.

                     Profit Sharing Plan for Employees of
                 Trinity Industries, Inc. and Certain Affiliates

                    Notes to Financial Statements (continued)


1. DESCRIPTION OF THE PLAN (CONTINUED)

ADMINISTRATION OF THE PLAN

The Plan is administered by the Committee, consisting of at least three persons who are appointed by the Board. The members of the Committee serve at the discretion of the Board, and any Committee member who is an employee of the Company shall not receive compensation for their services.

The expenses incurred by the Trustee in the performance of its duties, including the Trustee's compensation and the services of the recordkeeper, shall be paid by the Plan, unless paid by the Company. All other expenses are paid by the Company.

INCOME TAX STATUS

The Plan has received determination letters from the Internal Revenue Service dated November 4, 1994, September 27, 1996, April 30, 1997, and December 9, 1998, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan has been amended since receiving the determination letters. However, the plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax-exempt.

AMENDMENT OR TERMINATION OF THE PLAN

The Company may amend the Plan at any time. However, no amendment, unless made to secure approval of the Internal Revenue Service or other governmental agency, may operate retroactively to reduce or divest the then vested interest in the Plan of any participant, former participant or beneficiary, or to reduce or divest any benefit payable under the Plan unless all participants, former participants, and beneficiaries then having vested interests or benefit payments affected thereby consent to such amendment.

The Company may terminate the Plan at any time, subject to the provisions of ERISA. Upon complete or partial termination, the accounts of all participants affected thereby shall become 100% vested, and the Committee shall direct the Trustee to distribute the assets in the Trust Fund, after receipt of any required approval by the Internal Revenue Service and payment of any expenses properly chargeable thereto, to participants, former participants, and beneficiaries in proportion to their respective account balances.

                     Profit Sharing Plan for Employees of
                 Trinity Industries, Inc. and Certain Affiliates

                    Notes to Financial Statements (continued)


2. SIGNIFICANT ACCOUNTING POLICIES

BASIS OF ACCOUNTING

The financial statements of the Plan are prepared on the accrual basis of accounting.

VALUATION OF INVESTMENTS

Cash and cash equivalents are valued at cost, which approximates fair value. Investments in registered investment companies are stated at fair value using published market prices which represent the net asset value of shares held by the Plan at year-end. Investments in the common stock of the Company and Friede Goldman Halter, Inc. are stated at fair value based on published market prices.

Security transactions are recorded on a trade date basis, and investment income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Realized gains and losses from security transactions are reported using average cost.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts in the financial statements and accompanying notes. Actual results could differ from these estimates.

RECLASSIFICATION

Certain 1999 amounts have been reclassified to conform to the 2000 presentation.

                     Profit Sharing Plan for Employees of
                 Trinity Industries, Inc. and Certain Affiliates

                    Notes to Financial Statements (continued)


3. INVESTMENTS

During the year ended March 31, 2000, the Plan's investments (including investments purchased, sold as well as held during the year) appreciated (depreciated) in fair value as determined by published market prices as follows:

                               NET APPRECIATION IN
                                  FAIR VALUE OF
                                  INVESTMENTS
                               -------------------
Common stocks                     $ (3,311,052)
Registered investment companies     19,810,141
                                  ------------
Total                             $ 16,499,089
                                  ============

The fair values of individual investments that represent 5% or more of the Plan's net assets are as follows:

                                                 MARCH 31,
                                            2000         1999
                                        -----------   -----------
Trinity Industries, Inc. common stock   $12,623,435   $14,157,579
Putnam Voyager Fund                      49,244,553    28,896,556
Chase Vista Prime Money Market Fund      42,816,777    44,132,441
Chase Core Equity Fund                   32,308,393    26,643,069
Chase Vista U.S. Treasury Fund            7,886,817     8,611,647

4. RECONCILIATION OF FINANCIAL STATEMENTS TO THE FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

                                                                 MARCH 31,
                                                          2000             1999
                                                      -------------    -------------
Net assets available for benefits per the
   financial statements                               $ 159,767,114    $ 131,374,373
Amounts allocated to withdrawing participants              (241,595)      (4,665,228)
                                                      -------------    -------------
Net assets available for benefits per the Form 5500   $ 159,525,519    $ 126,709,145
                                                      =============    =============

                     Profit Sharing Plan for Employees of
                 Trinity Industries, Inc. and Certain Affiliates

                    Notes to Financial Statements (continued)


4. RECONCILIATION OF FINANCIAL STATEMENTS TO THE FORM 5500 (CONTINUED)

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

                                                    YEAR ENDED
                                                     MARCH 31,
                                                       2000
                                                   ------------
Benefits paid to participants per the
   financial statements                            $ 17,525,784
Amounts allocated to withdrawing participants at
   end of year                                          241,595
Amounts allocated to withdrawing participants at
   beginning of year
                                                     (4,665,228)
                                                   ------------
Benefits paid to participants per the Form 5500    $ 13,102,151
                                                   ============

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit payments to participants that have been processed and approved for payment prior to March 31 but not yet paid as of that date.

                              Supplemental Schedule
                                   and Exhibit

                      Profit Sharing Plan for Employees of
                 Trinity Industries, Inc. and Certain Affiliates

    Schedule H; Line 4i - Schedule of Assets Held for Investment Purposes at
                                  End of Year

                                 EIN: 75-0225040
                                   Plan #: 029

                                 March 31, 2000

                                                          (c)
                    (b)                      DESCRIPTION OF INVESTMENTS
              IDENTITY OF ISSUE,           INCLUDING MATURITY DATE, RATE OF                           (e)
             BORROWER, LESSOR, OR           RATE OF INTEREST, COLLATERAL,           (d)              CURRENT
 (a)            SIMILAR PARTY                 PAR, OR MATURITY VALUE                COST              VALUE
------       --------------------          --------------------------------         ----             -------
*        Trinity Industries, Inc.          Common stock; 532,916 shares            $   **          $  12,623,435

*        Friede Goldman Halter, Inc.       Common stock; 67,982 shares                 **                467,376

         Putnam Investments, Inc.          Voyager fund; 1,442,007 shares              **             49,244,553

*        Chase Bank of Texas, N.A.:        Chase Core Equity fund; 958,991
                                             shares                                    **             32,308,393

                                           Chase Vista International Equity
                                             fund; 23,243 shares                       **                390,014

                                           Chase Vista Balanced fund; 37,818
                                             shares                                    **                602,441

                                           Chase Vista Prime Money Market
                                             fund; 42,816,777 shares
                                                                                       **             42,816,777

                                           Chase Vista U.S. Treasury fund;
                                             739,852 shares                            **              7,886,817

*        Participants                      Loans with interest rates ranging
                                             from 7.75% to 10.75%                      --              8,006,287

                                                                                   ------           ------------
                                                                                   $   --           $154,346,093
                                                                                   ======           ============

* Party-in-interest.
** Cost information is not required for participant-directed investments.

                                                                     EXHIBIT 23



                         Consent of Independent Auditors


We consent to the incorporation by reference in the Post Effective Amendment No. 1 to the Registration Statement (Form S-8, File No. 33-10937), pertaining to the Profit Sharing Plan for Employees of Trinity Industries, Inc. and Certain Affiliates and in the related Prospectus of our report dated July 20, 2000, with respect to the financial statements and supplemental schedule of the Profit Sharing Plan for Employees of Trinity Industries, Inc. and Certain Affiliates included in this Annual Report (Form 11-K) for the year ended March 31, 2000.

                                         /s/  Ernst & Young LLP

Dallas, Texas
September 22, 2000





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